United States securities and exchange commission logo





                              December 9, 2022

       Ken Ho
       Chairman
       Primech Holdings Pte. Ltd.
       23 Ubi Crescent
       Singapore 408579

                                                        Re: Primech Holdings
Pte. Ltd.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed November 14,
2022
                                                            File No. 333-264036

       Dear Ken Ho:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2022 letter.

       Amendment No. 4 to Registration Statement on Form F-1 filed November 14, 2022

       Taxation, page 127

   1. We note your response to comment 1, as well as your revised disclosure removing the disclosure that "this
section is the opinion of Loeb & Loeb LLP, our U.S. counsel, insofar as it relates to legal
conclusions with respect to matters of U.S. federal income tax law."
                                                        However, as your
disclosure continues to state that that this section is the opinion "of
                                                        Baker & McKenzie. Wong
& Leow, insofar as it relates to legal conclusions with respect to matters of Singapore
tax law," please revise the disclosure in this section in accordance with Section III of
Staff Legal Bulletin No. 19 to clearly state the opinion of Baker
                                                        & McKenzie for each
applicable material tax consequence. Please remove disclosure indicating that the
Singapore tax law discussion is general in nature, that the statements
 Ken Ho
FirstName LastNameKen
Primech Holdings  Pte. Ltd.Ho
Comapany9,
December  NamePrimech
             2022         Holdings Pte. Ltd.
December
Page 2    9, 2022 Page 2
FirstName LastName
         are not to be regarded as advice on the tax position of any holder, and remove any limitations on reliance. In the alternative, to the extent you believe such a tax opinion is not required, please remove the tax opinion of Baker & McKenzie as well as the related language indicating that the tax disclosure is their opinion.
Item 8. Exhibits, page II-2

2. For each of the new facility agreements discussed under the sub-heading "Bank Facilities and Personal and Corporate Guarantees" on page 103, including the ones that replaced a prior agreement, please file the new agreements as exhibits to this registration statement.
         In this regard, your exhibit index appears to only include the prior agreements.
General

3. We note your disclosure on the resale prospectus cover page stating that no sales of the shares covered by the prospectus shall occur until the ordinary shares sold in the initial public offering begin trading on Nasdaq. However, you also state that shares sold by the selling shareholder prior the listing or quotation will take place at the assumed public offering price. Please revise to reconcile the disclosure and indicate whether any resales will be made before the shares in the initial public offering begin trading. If so, please confirm that you will specify prior to effectiveness the fixed price at which or price range within which the selling shareholder will sell their shares and revise the resale prospectus cover page as applicable. Refer to Item 501(b)(3) of Regulation S-K. If not,
         please revise your resale prospectus cover page to remove the reference to the assumed public offering price and clarify that the selling shareholder will sell their shares only once trading of your common stock begins. Please also revise the public offering prospectus cover page to clarify whether the offering is contingent on approval of the Nasdaq listing.
         Please also ensure that the disclosure in your risk factor on page 35 entitled "The offering price of the primary offering and resale offering could differ" accurately describes the manner in which the resale offering will be conducted.
4. To the extent that the resale offering will not take place until the ordinary shares are listed on Nasdaq, please make this clear on the public offering prospectus cover page. As currently drafted, it appears that the primary and resale offering are part of the same firm commitment offering and will be conducted simultaneously. In addition, please remove the statement on the resale prospectus cover page stating that prior to the offering there has been no public market for the ordinary shares, as at the time shares are sold in the resale offering the primary offering will be complete and there will already be a public market for the shares.
5. Where you discuss "this offering" on your resale prospectus cover page and "the offering"
         on page Alt-13, please revise to clarify whether you are referring to your underwritten initial public offering. In this regard, we note that you define "Offering" as the initial public offering on page Alt-10. Additionally, while footnote (1) on page Alt-13 states that the anticipated amount of shares outstanding after the offering assumes that "all of our
 Ken Ho
Primech Holdings Pte. Ltd.
December 9, 2022
Page 3
      Ordinary Shares to be sold by the Selling Shareholder pursuant to the Resale Prospectus filed contemporaneously herewith are sold," the amount disclosed of 37,500,000 shares appears to only include the current amount outstanding and the amount of shares offered by you but not the selling shareholder. Please revise to reconcile, and in revising your disclosure, state the anticipated outstanding amount of shares after both the initial public and resale offerings.
6. Where you disclose that your "Controlling Shareholder will hold more than 50% of the voting power for the election of directors" on the resale prospectus cover page, please revise to name your controlling shareholder and also disclose the anticipated percentage ownership assuming completion of both the initial public offering and the resale offering.
7. Please revise your resale prospectus summary to conform to your initial public offering prospectus summary, as applicable. In this regard, we note that your summary risk factors on pages Alt-3 discuss the risk that you "may incur losses in the future," but your summary risk factor on page 3 discusses that you "incurred a net loss in FY 2022." Also disclose that your Clean Mark Gold Award may not be renewed in your resale summary risk factors.
       You may contact Tony Watson at 202-551-3318 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameKen Ho
                                                             Division of
Corporation Finance
Comapany NamePrimech Holdings Pte. Ltd.
                                                             Office of Trade &
Services
December 9, 2022 Page 3
cc:       Lawrence Venick
FirstName LastName